

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 6, 2017

Kevin J. McPhaill
President and Chief Executive Officer
Sierra Bancorp
86 North Main Street
Porterville, CA 93257

> **Re: Sierra Bancorp**
> **Registration Statement on Form S-4**
> **Filed June 14, 2017**
> **File No. 333-218731**

Dear Mr. McPhaill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your disclosure that the per share merger consideration may be worth more or less than $14.00 per OCB common share if the Sierra closing price is more than $30.82 or less than $25.22 per share. Please disclose that the merger is subject to floor and ceiling prices, and related termination rights, as set forth in the "Merger Consideration" disclosure beginning on page 31. In addition, please also disclose that if the price falls below the floor and OCB exercises its right to terminate the merger agreement, Sierra may prevent termination by increasing the exchange ratio or adding cash as necessary to fix the price at $11.67 per share. Please discuss what amount of the additional consideration can or will be payable in cash. Lastly, please provide a representative value of the aggregate merger consideration immediately prior to the public announcement of the merger agreement.

<u>Questions and Answers about the Merger Agreement and the Merger</u>

<u>What will OCB Bancorp shareholders receive in the merger?, page 3</u>

2.	We note the per share merger consideration varies among floating and fixed exchange ratios depending on the Sierra closing price. Please disclose in tabular format indicative examples of the per share value of the merger consideration at different illustrative price levels of Sierra's common stock. Such dates should include the day immediately prior to the public announcement of the merger agreement and the most recent trading day practicable before the printing of the proxy statement/prospectus.

3.	Please clarify when adjustments to per share merger consideration will be determined based on the value of OCB's defined transaction expenses. Please also disclose whether the downward adjustments for defined transaction expenses and adjusted shareholder equity will be dollar-for-dollar.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact David Gessert at (202) 551-2326 or me at (202) 551-3391 if you have questions regarding these comments.

						Sincerely,

						/s/ Erin E. Martin

						Erin E. Martin
						Special Counsel
						Office of Financial Services

cc:	Kenneth R. Taylor
	Nikki Wolontis, Esq.